IASSAY INC.

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
iAssay Inc.
San Diego, California

We have reviewed the accompanying financial statements iAssay Inc., which comprise the balance sheets as of December 31, 2019 & 2018, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
November 4, 2020

IASSAY INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 83,722	$ 3,140
Deferred expenses	14,377	6,509
Due from related party	4,251	4,360
TOTAL CURRENT ASSETS	102,350	14,009
OTHER ASSETS		
Intangible assets	92,442	104,849
TOTAL ASSETS	$ 194,792	$ 118,858

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 108,867	$ 107,803
Accrued interest	26,386	13,578
Convertible notes - current portion	265,800	20,000
Notes Payable - current portion	26,744	26,954
TOTAL CURRENT LIABILITIES	427,797	168,335
LONG-TERM LIABILITIES		
Convertible note	-	113,800
TOTAL LONG-TERM LIABILITIES	-	113,800
TOTAL LIABILITIES	427,797	282,135
SHAREHOLDERS' EQUITY		
Common stock, see note 5	669	669
Additonal paid-in capital	150	150
Retained Earnings	(233,824)	(164,096)
TOTAL SHAREHOLDERS' EQUITY	(233,005)	(163,277)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 194,792	$ 118,858

See independent accountant's review report and accompanying notes to financial statements.

IASSAY INC.
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Advertising and marketing	1,000	109
Amortization expense	12,407	12,408
General and administrative	13,881	11,928
Legal and professional	27,239	37,773
Management fees	2,400	1,800
TOTAL OPERATING EXPENSES	56,927	64,018
NET OPERATING INCOME	(56,927)	(64,018)
OTHER INCOME/(EXPENSES)		
Interest income	7	1
Interest expense	(12,808)	(6,367)
TOTAL OTHER INCOME/(EXPENSES)	(12,801)	(6,366)
NET LOSS	$ (69,728)	$ (70,384)

See independent accountant's review report and accompanying notes to financial statements.

IASSAY INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2019 AND 2018

	Treasury Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2018	-	$ -	6,686,667	$ 669	150	$ (93,712)	$ (92,893)
Contributions	-	-	-	-	-	-	$ -
Distributions	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	(70,384)	$ (70,384)
ENDING BALANCE, DECEMBER 31, 2018	-	$ -	6,686,667	$ 669	$ 150	$ (164,096)	$ (163,277)
Contributions	-	-	-	-	-	-	$ -
Distributions	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	(69,728)	$ (69,728)
ENDING BALANCE, DECEMBER 31, 2019	-	$ -	6,686,667	$ 669	$ 150	$ (233,824)	$ (233,005)

IASSAY INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (69,728)	$ (70,384)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	12,407	12,408
(Increase) decrease in assets:		
Deferred expenses	(7,868)	(3,036)
Due from related party	109	-
Increase (decrease) in liabilities:		
Accounts payable	1,064	20,588
Accrued interest	12,808	6,367
CASH USED FOR OPERATING ACTIVITIES	(51,208)	(34,057)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	-	(4,000)
CASH USED FOR INVESTING ACTIVITIES	-	(4,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance/(Repayment) of notes payable	(210)	19,699
Issuance of convertible notes	132,000	-
CASH PROVIDED BY FINANCING ACTIVITIES	131,790	19,699
NET INCREASE (DECREASE) IN CASH	80,582	(18,358)
CASH AT BEGINNING OF YEAR	3,140	21,498
CASH AT END OF YEAR	$ 83,722	$ 3,140
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
iAssay Inc. (the "Company") was incorporated in the State of Delaware on April 2, 2014. The Company created a medical device for Point of Care Testing (POCT) that allows a patient to be tested in homes, hospitals, or any location that is best for the client. The patented system consolidates FDA cleared point of care cartridges and Health IT Clouds onto one handheld platform to finally make point of care testing practical for triaging and diagnosing patients, lower healthcare costs, and saving patient lives.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents and development costs. Patents costs are amortized over the useful life of the patent and development costs over ten years. Amortization expense for the years ending December 31, 2019, and 2018, was $12,407 and $12,408, respectively.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes, continued
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the Company had not recognized any revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>Convertible Notes</u>

The Company has issued several convertible notes. In 2019, four promissory notes were issued for a total of $130,000 with 6% APRs and maturity dates in 2020. In 2018, no promissory notes were issued.

4.   <u>Notes Payable</u>

The Company has one note payable outstanding totaling $26,774 and $26,954 as of December 31, 2019 and 2018, respectively. Interest is accrued annually at 2% per annum. There are no minimum monthly payments. The loan is repayable within 90 days of the lender providing the Company written notice of demand.

5.   <u>Equity</u>

Common Stock
Under the certificate of incorporation, the Company has authorized up to 10,000,000 shares of common stock to be issued at a par value of $0.0001 per share. As of December 31, 2019, and 2018, 6,686,667 shares of common stock were issued and outstanding.

6.   <u>**Subsequent Events**</u>

In June 2020, the Company issued a convertible note for $50,000, with 6% interest and a maturity date in 2022.

The Company has evaluated subsequent events through November 4, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.